Exhibit (a)(1)(vii)

FINAL EXCHANGE RATIO

We are sending this e-mail to you to notify you of the final exchange ratio to be used in the Offer to Exchange Certain Eligible Outstanding Options for a Number of Replacement Restricted Stock Units, dated June 9, 2023 (the “Offer to Exchange”).

Final Exchange Ratio: Based on a per share stock price of $1.88, which was the closing price of our Class A common stock on July 7, 2023 and a 20-Day VWAP of $2.16 ending as of July 7, 2023, the final exchange ratio is 2.5 to 1.0. The same exchange ratio will be applied to all eligible options. In the event that application of the exchange ratio results in a replacement RSU for a fractional share, the number of replacement RSUs will be rounded down to the nearest whole share.

Illustrative Example: To determine the number of replacement RSUs you will receive for each Eligible Option (as defined in the Offer to Exchange), divide the number of shares subject to the Eligible Option by the exchange ratio, and round down to the nearest whole share. For example, if you tender for exchange an Eligible Option to purchase 1,000 shares, the exchange ratio is 2.5 to 1.0 ( = 1,000 ÷ 2.5) and accordingly you would receive 400 replacement RSUs.

You have until July 10, 2023 at 11:59 PM Eastern Time to make or change your elections on the Option Exchange website. The Option Exchange deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate. You can access the Option Exchange website at www.myoptionexchange.com and follow the directions to make a timely decision. If you have already established your account, login with your password and check your email for the authentication code. If you have not already established your account, please click on “Register as New User”, set your password, and check your email for the authentication code. Simply follow the instructions on the website to access personalized information about your eligible options and how to make, change or withdraw your election before the end of the offering period.

Your participation in the Option Exchange is completely voluntary. You are not obligated to participate in the Option Exchange. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If you have any questions about the program, please contact legal@renttherunway.com.

The Option Exchange is being made pursuant to the terms and conditions set forth in Rent the Runway’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Exchange Certain Eligible Outstanding Options for a Number of Replacement Restricted Stock Units, filed with the Securities and Exchange Commission, which are available free of charge at http://www.sec.gov or on the Option Exchange website located at: www.myoptionexchange.com. You should read these written materials carefully because they contain important information about the Option Exchange, including related risks.